LEADING BRANDS, INC.
(the “Company”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 (Canada) Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Annual General Meeting of shareholders of the Company held on Wednesday, July 11, 2012. At the Meeting, the shareholders were asked to consider certain matters outlined in the Notice of Annual General Meeting and Information Circular dated May 30, 2012.

The matters voted upon at the Meeting and the results of the voting were as follows:

		For	Against	Withheld	Not Voted
1.	Elect as Directors:
	Stephen K. Fane	966,984	0	11,186	1,225,421
	R. Thomas Gaglardi	962,744	0	15,426	1,225,421

2.	Appointment of BDO	2,181,727	0	21,864	0
	Dunwoody LLP as auditors
	of the Company and
	authorizing Directors to fix
	their remuneration
3.	Other Business	1,886,083	317,507	0	1

Dated this 12th day of July 2012

LEADING BRANDS, INC.

Per: “Marilyn Kerzner”
Director of Corporate Affairs